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Adopted  12/29/50



                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.


                                  FORM U-3A3-1


             TWELVE-MONTH STATEMENT BY BANK CLAIMING EXEMPTION AS A HOLDING COMPANY, OR EXEMPTION FROM SECTION 9(a)(2) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 UNDER RULE 3 OF THE GENERAL
                      RULES AND REGULATIONS UNDER THE ACT

(Note: No statement on this form need be filed unless an answer other than "None" is required under items 1 or 2.)


Statement for 12-month period ending February 28, 1999.


Name of bank           Mellon Bank, N.A.
                ---------------------------------------------------------------
Address                One Mellon Bank Center, Pittsburgh  PA  15258-0001
                ---------------------------------------------------------------
Organized in the year  1902  under the laws of     the United States of America
                      ------                    -------------------------------
and subject to regulation or examination under the laws of    the United States
                                                            -------------------

         If this statement is submitted by a receiver, conservator, or
liquidating agent, state name and status:      N/A
                                          -----------


IT IS HEREBY CERTIFIED BY THE UNDERSIGNED THAT ACCORDING TO THE RECORDS OF THE UNDERSIGNED AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF:


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         1. The following tabulation sets forth the total amount of voting securities of each public-utility company or holding company which the bank, as of the end of the 12-month period, owned, controlled or held in any one or more of the following categories:

                   (i)   beneficially; or

                  (ii) as trustee or in any fiduciary capacity other than a customary custodian relationship; or

                 (iii) as collateral to secure any bond, note or other evidence of indebtedness which is in default as to interest or principal for a period of 90 days or more or which has been placed by a Federal or State supervisory agency in classes II, III or IV, or comparable loan classification.


Name of Company and                                                   Total Owned, Controlled or
Description of Securities                Total Outstanding            Held by Bank                         Nature of Holding
               (a)                              (b)                              (c)                              (d)
----------------------------------    -------------------------    --------------------------------     ------------------------
Consolidated Natural                         95,835,000                   1,226,494 (1.27%)                      (ii)
Gas Company




Instructions to Item 1.

1. Securities representing less that 5% of the outstanding voting securities of the issuer need not be reported unless the issuer is a company named in the answer to item 2 or item 3 of this form.

2. No securities need be reported which are owned, controlled or held under a collateral trust agreement or mortgage, securing bonds or any similar instruments, which is not in default as to principal or interest for a period of 90 days or more, unless such trust agreement or mortgage gives the bank the right to vote securities pledged thereunder prior to default.

3. Only the class of voting securities need be described which was owned, controlled or held by the bank. Other securities of the same issuer need not be described.

4. In column (b) state the total number of shares outstanding of the class of securities described in column (a).

5. Under column (d), "Nature of Holdings", indicate by appropriate symbol upon what basis the bank holds the security, e.g., "(i)" if beneficially held, "(ii)" as trustee, etc.


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         2. The following tabulation sets forth all loans which the bank had outstanding, as of the end of the 12-month period, to any public-utility company or holding company not in a registered holding company system, which were in default or placed by a Federal or State bank supervisory agency in classes II, III or IV or comparable loan classification:


                                                                      Voting Securities of Public-Utility or Holding Companies
                                                                                    Pledged to Secure Such Loans
                                                                      ----------------------------------------------------------
                                                                                                           Number of Shares
         Name of Company                   Amount of Loan               Description of Security                 Pledged
               (a)                              (b)                               (c)                             (d)
----------------------------------    -------------------------      -------------------------------    ------------------------
              None


Instructions to Item 2.

1. In column (a) indicate by a symbol loans which were in default as to interest or principal for 90 days or more or which were carried on the books of the bank at less than principal amount or for which a specific reserve was carried.

2. Loans extended in conjunction or participation with others should be so designated and the proportionate interest of the bank in the loan and the security pledged thereunder should be indicated.

3.   See General Instruction 7. Public disclosure.


         3. The following tabulation identifies all representatives of the bank on the board of directors of any public-utility or holding company, and all officers, employees or directors of the bank who were officers or directors of any such company, at the end of the 12-month period:

                                                                            Official Position             Official Position
         Name of Company                 Name of Individual                   with Company                     with Bank
               (a)                              (b)                               (c)                             (d)
----------------------------------    -------------------------      -------------------------------    ------------------------
Consolidated Natural                       J. W. Connolly                       Director                       Director
Gas Company



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         4. The following tabulation sets forth all loans to any officer or director of any company listed in the answer to item 1 or item 2 hereof, in excess of $25,000 principal amount and not fully secured, which the bank had outstanding as of the end of the 12-month period:

                                                                         Position of Borrower
         Name of Company                  Name of Borrower                   with Company                   Amount of Loan
               (a)                              (b)                               (c)                             (d)
----------------------------------    -------------------------      -------------------------------    -----------------------
              None



Instructions to Item 4.

1. The term "fully secured" means secured by readily marketable securities dealt in on any national securities exchange or in any recognized over-the-counter market, equal in value at least to the amount of the loan, or secured by life insurance policies having a cash surrender value at least equal to the amount of the loan.

2. Loans extended in conjunction or participation with others should be so indicated and the proportionate interest of the bank in the loan indicated.

3.   See General Instruction 7. Public disclosure.


         5. The following tabulation sets forth all notes or other evidences of indebtedness in excess of $100,000 aggregate principal amount owing by any company, listed in the answer to item 1 of this statement, or by any subsidiary of such company, owned beneficially by the bank at the end of the 12-month period and not reported under item 2 of this statement:

       Name of Company                  Amount of Indebtedness             Form of Indebtedness
             (a)                                 (b)                                (c)
-------------------------------     -------------------------------     ----------------------------
             None




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         6. The following tabulation sets forth and describes all arrangements under which the bank received fees in excess of $10,000 during the 12-month period from any of the companies listed in the answers to items 1, 2 or 3 of this statement, or from any subsidiary of any such company, in the bank's capacity as indenture trustee, transfer agent, registrar or paying agent in respect of securities issued or assumed by the company:

                                                                          Services for which Fees
       Name of Company                      Amount of Fees                       were Paid
             (a)                                 (b)                                (c)
-------------------------------     -------------------------------     ----------------------------
             None





     7. This statement covers all foreign as well as domestic offices of this
bank and its subsidiaries, except as follows:    None
                                                ------------


            3/22/99
------------------------------
            (Date)




(CORPORATE SEAL)                               Mellon Bank, N.A.
                                        ------------------------------------
                                                (Name of Bank)



Attest:

                                     By             CARL KRASIK
                                        ------------------------------------
                                                (Signature of Officer)

                                         Associate General Counsel and
                                         Assistant Secretary
                                        ------------------------------------
                                                         (Title)
      ELAINE BECK ORESTI
------------------------------
    (Signature of Officer)

           Secretary
------------------------------
           (Title)


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